LEAD INVESTOR



Emily Deere

We are investing in Chisos because it is a great model to help the large number of startups that do not have early access to venture capital funds, move forward with their business plans. Having been involved in many startups over the years, the ability to access funds to move forward with prototypes, early adopters and first runs is critical to getting those first customers on board. The combination of the Income Share Agreement (ISA) and Simple Agreement for Future Equity (SAFE) creates a safe and stable funding process for both the business owners and investors. I am excited to be working with Will and Stephen to fund these amazing startups and offer mentorship and expertise to the Chisos entrepreneurs.

Invested $10,000 this round